Exhibit 99.1

Cango Inc. Reports First Quarter 2023 Unaudited Financial Results

SHANGHAI, June 8, 2023 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the first quarter of 2023.

First Quarter 2023 Financial and Operational Highlights

•

Total revenues were RMB542.6 million (US$79.0 million), compared with RMB787.7 million in the same period of 2022. Car trading transactions revenues were RMB429.8 million (US$62.6 million), or 79.2% of total revenues, in the first quarter of 2023, compared with RMB599.3 million in the same period of 2022.

•

The total outstanding balance of financing transactions the Company facilitated was RMB20,716.5 million (US$3,016.6 million) as of March 31, 2023. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.33% and 1.29%, respectively, as of March 31, 2023, compared with 2.61% and 1.38%, respectively, as of December 31, 2022.

•

“Cango Haoche” had engaged 10,469 dealers in China’s 31 provinces and 305 cities as of March 31, 2023. As of the end of March 2023, total sales were 3,867 cars, including 1,713 new energy vehicles (the “NEVs”), resulting in an NEV penetration rate exceeding 44%. Since the “Cango Haoche” APP was launched at the end of the second quarter of 2022, it had attracted a total of over 877,000 page views and more than 78,000 unique visitors as of the end of March 2023.

•

“Cango U-Car” APP was launched in January 2023, following the successful debut of the “Cango U-Car” mini program. As of March 31, 2023, “Cango U-Car” APP and mini program had attracted a total of over 513,000 page views and more than 26,000 unique visitors.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “China’s automotive industry remained sluggish in the beginning of 2023 as it continued to be severely impacted by the challenging macro environment and depressing industry landscape. In the first quarter of 2023, our total revenues were recorded at RMB542.6 million, down 31% year-over-year, but up 11% quarter-over-quarter. During the quarter, our traditionally low season, we sold a total of 3,867 new cars through ‘Cango Haoche,’ marking a solid performance compared with the fourth quarter of 2022. Moreover, our car trading transactions business contributed 79% of the total revenues in the first quarter, further solidifying its position as our largest revenue contributor. In April 2023, we launched our AI customer service on ‘Cango Haoche,’ further reaffirming our ability to stay at the forefront of industry innovation as we refined our service process with the power of digitalization and technology.

“We continued to expand and upgrade our services for used car trading transactions with comprehensive offerings available through our ‘Cango U-Car’ mini program and APP. Additionally, during the quarter, we upgraded our auction services and launched the market’s first offering to enable dealers to list their used cars for B2B auction. Supported by our dedicated in-house technician teams, we are actively deepening our service capabilities and core competencies along the used car value chain.

“Empowered by big data and technological innovation, throughout 2023, Cango will continue to strengthen its position in the digital and technology-led evolution within China’s auto industry and explore additional long-term growth opportunities with our dealer partners,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “We had another steady quarter despite the volatile external environment. We continued to refine our operations and deepen our penetration along the value chain, while further solidifying our competitive strengths. Meanwhile, backed by improvement of asset quality and our solid balance sheet, we are confident in our ability to weather a complex industry environment, while driving sustainable growth over the long term.”

Accounting Policy Changes

The Company has adopted the Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments on January 1, 2023, using the modified retrospective transition method. This standard requires the measurement of all expected credit losses for financial assets measured at amortized cost and off-balance sheet credit exposures not accounted for as insurance at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

Upon adoption of the standard on January 1, 2023, the Company recorded RMB302.4 million (US$44.0 million) increase in risk assurance liabilities, RMB14.5 million (US$2.1 million) increase in the allowance for finance lease receivables, RMB13.8 million (US$2.0 million) increase in the allowance for financing receivables and RMB3.2 million (US$0.5 million) increase in the allowance of other current and non-current assets. After adjusting for deferred taxes, RMB306.9 million (US$44.7 million) decrease was recorded in beginning retained earnings on January 1, 2023 through a cumulative-effect adjustment.

First Quarter 2023 Financial Results

REVENUES

Total revenues in the first quarter of 2023 were RMB542.6 million (US$79.0 million) compared with RMB787.7 million in the same period of 2022. Revenues from car trading transactions in the first quarter of 2023 were RMB429.8 million (US$62.6 million), or 79.2% of total revenues in the first quarter of 2023, compared with RMB599.3 million in the same period of 2022. The guarantee income, which represented the fee income earned on the non-contingent aspect of a guarantee, in the first quarter of 2023 was RMB64.1 million (US$9.3 million) which was presented separately from contingent aspect of a guarantee pursuant to the adoption of ASC 326 since January 1, 2023.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the first quarter of 2023 were RMB490.8 million (US$71.5 million) compared with RMB976.8 million in the same period of 2022.

•

Cost of revenue in the first quarter of 2023 decreased to RMB480.5 million (US$70.0 million) from RMB687.0 million in the same period of 2022. As a percentage of total revenues, cost of revenue in the first quarter of 2023 was 88.6% compared with 87.2% in the same period of 2022.

•

Sales and marketing expenses in the first quarter of 2023 decreased to RMB12.5 million (US$1.8 million) from RMB53.8 million in the same period of 2022. As a percentage of total revenues, sales and marketing expenses in the first quarter of 2023 was 2.3% compared with 6.8% in the same period of 2022.

•

General and administrative expenses in the first quarter of 2023 decreased to RMB39.8 million (US$5.8 million) from RMB50.9 million in the same period of 2022. As a percentage of total revenues, general and administrative expenses in the first quarter of 2023 was 7.3% compared with 6.5% in the same period of 2022.

•

Research and development expenses in the first quarter of 2023 decreased to RMB8.1 million (US$1.2 million) from RMB14.5 million in the same period of 2022. As a percentage of total revenues, research and development expenses in the first quarter of 2023 was 1.5% compared with 1.8% in the same period of 2022.

•

Net gain on contingent risk assurance liabilities in the first quarter of 2023 was RMB1.6 million (US$0.2 million). The gain was recognized due to the release of obligations from the contingent aspect of the risk assurance liabilities.

•

Net recovery on provision for credit losses in the first quarter of 2023 was RMB48.6 million (US$7.1 million). The recovery was primarily due to the positive impact from the collections of financing receivables.

INCOME FROM OPERATIONS

Income from operations in the first quarter of 2023 was RMB51.8 million (US$7.5 million), compared with a loss of RMB189.1 million in the same period of 2022.

NET INCOME

Net income in the first quarter of 2023 was RMB78.8 million (US$11.5 million). Non-GAAP adjusted net income in the first quarter of 2023 was RMB92.8 million (US$13.5 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (the “ADS”) in the first quarter of 2023 were RMB0.58 (US$0.09) and RMB0.56 (US$0.08), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the first quarter of 2023 were RMB0.69 (US$0.10) and RMB0.66 (US$0.10), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of March 31, 2023, the Company had cash and cash equivalents of RMB696.6 million (US$101.4 million), compared with RMB378.9 million as of December 31, 2022.

As of March 31, 2023, the Company had short-term investments of RMB2,017.7 million (US$293.8 million), compared with RMB1,941.4 million as of December 31, 2022.

Business Outlook

For the second quarter of 2023, the Company expects total revenues to be between RMB600 million and RMB650 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

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Pursuant to the share repurchase program announced on April 22, 2022, the Company had repurchased 2,846,285 ADSs with cash in the aggregate amount of approximately US$5.7 million up to April 25, 2023, the day on which the program expired.

•

Pursuant to the share repurchase program announced on April 21, 2023 (the “New Share Repurchase Program”), the Company had repurchased 289,868 ADSs with cash in the aggregate amount of approximately US$337,288.2 up to May 31, 2023.

On June 1, 2023, under the New Share Repurchase Program, the Company entered into an ADS purchase agreement with an institutional investor pursuant to which the Company will repurchase an aggregate of 24,300,562 ADSs for an aggregate purchase price of approximately US$31.6 million. The Company expects to settle the repurchases with such shareholder by the end of June 2023.

The above share repurchases were conducted pursuant to resolutions of the Company’s board of directors, which authorized that the Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, in accordance with applicable rules and regulations. The repurchases will be funded from the Company’s existing cash balance.

Conference Call Information

The Company’s management will hold a conference call on Thursday, June 8, 2023, at 9:00 P.M. Eastern Time or Friday, June 9, 2023, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through June 15, 2023 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	7451156

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a Non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the Non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the Non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the Non-GAAP measure may differ from the Non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2022	As of March 31, 2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	378,917,318	696,560,010	101,426,992
Restricted cash - current	152,688,510	38,858,968	5,658,304
Short-term investments	1,941,432,848	2,017,669,166	293,795,382
Accounts receivable, net	266,836,951	425,232,419	61,918,635
Finance lease receivables - current, net	799,438,656	616,655,818	89,792,041
Financing receivables, net	73,818,025	42,746,175	6,224,325
Short-term contract asset	500,389,654	290,099,848	42,241,809
Prepayments and other current assets	1,356,822,028	1,235,817,488	179,948,962

Total current assets	5,470,343,990	5,363,639,892	781,006,450

Non-current assets:
Restricted cash - non-current	750,877,306	698,247,760	101,672,747
Goodwill	148,657,971	148,657,971	21,646,277
Property and equipment, net	14,689,988	13,921,668	2,027,152
Intangible assets	48,317,878	48,120,262	7,006,853
Long-term contract asset	173,457,178	90,288,285	13,146,992
Deferred tax assets	62,497,781	119,195,556	17,356,217
Finance lease receivables - non-current, net	260,049,967	176,102,010	25,642,438
Operating lease right-of-use assets	80,726,757	77,976,298	11,354,228
Other non-current assets	6,633,517	6,899,741	1,004,680

Total non-current assets	1,545,908,343	1,379,409,551	200,857,584

TOTAL ASSETS	7,016,252,333	6,743,049,443	981,864,034

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	349,299,134	334,329,950	48,682,211
Long-term debts - current	565,143,340	399,263,638	58,137,288
Accrued expenses and other current liabilities	890,836,699	906,809,557	132,041,695
Deferred guarantee income	—	234,202,821	34,102,572
Contingent risk assurance liabilities	—	283,828,104	41,328,572
Risk assurance liabilities	402,303,421	—	—
Income tax payable	313,406,680	337,024,292	49,074,537
Short-term lease liabilities	9,913,073	10,371,809	1,510,252

Total current liabilities	2,530,902,347	2,505,830,171	364,877,127

Non-current liabilities:
Long-term debts	75,869,353	51,653,003	7,521,260
Deferred tax liability	10,724,133	10,724,133	1,561,555
Long-term operating lease liabilities	76,533,208	73,658,964	10,725,576
Other non-current liabilities	314,287	305,422	44,473

Total non-current liabilities	163,440,981	136,341,522	19,852,864

Total liabilities	2,694,343,328	2,642,171,693	384,729,991

Shareholders’ equity
Ordinary shares	204,260	204,260	29,743
Treasury shares	(559,005,216)	(554,726,789)	(80,774,476)
Additional paid-in capital	4,805,240,472	4,814,048,381	700,979,728
Accumulated other comprehensive income	66,359,902	60,339,323	8,786,086
Retained earnings	9,109,587	(218,987,425)	(31,887,038)

Total Cango Inc.’s equity	4,321,909,005	4,100,877,750	597,134,043

Total shareholders’ equity	4,321,909,005	4,100,877,750	597,134,043

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,016,252,333	6,743,049,443	981,864,034

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended March 31
	2022	2023
	RMB	RMB	US$
Revenues	787,693,871	542,613,363	79,010,624
Loan facilitation income and other related income	105,898,643	2,315,400	337,148
Guarantee income	—	64,128,746	9,337,869
Leasing income	50,122,051	22,213,681	3,234,562
After-market services income	25,778,706	16,719,476	2,434,544
Automobile trading income	599,301,326	429,849,643	62,590,955
Others	6,593,145	7,386,417	1,075,546
Operating cost and expenses:
Cost of revenue	686,981,142	480,517,980	69,968,836
Sales and marketing	53,845,201	12,538,562	1,825,756
General and administrative	50,883,876	39,802,530	5,795,697
Research and development	14,485,622	8,102,363	1,179,795
Net gain on contingent risk assurance liabilities	—	(1,622,556)	(236,262)
Net loss on risk assurance liabilities	98,920,883	—	—
Provision (net recovery on provision) for credit losses	71,655,995	(48,554,100)	(7,070,024)

Total operation cost and expense	976,772,719	490,784,779	71,463,798

(Loss) income from operations	(189,078,848)	51,828,584	7,546,826

Interest income, net	5,347,168	18,780,880	2,734,708
Net (loss) gain on equity securities	(19,244,695)	3,732,355	543,473
Interest expense	(4,340,232)	(2,294,085)	(334,045)
Foreign exchange loss, net	(389,087)	(984,307)	(143,326)
Other income	34,489,377	4,459,897	649,411
Other expenses	(131,545)	(130,885)	(19,058)

Net (loss) income before income taxes	(173,347,862)	75,392,439	10,977,989

Income tax expenses	37,186,012	3,372,638	491,094
Net (loss) income	(136,161,850)	78,765,077	11,469,083

Net (loss) income attributable to Cango Inc.’s shareholders	(136,161,850)	78,765,077	11,469,083

(Loss) earnings per ADS attributable to ordinary shareholders
Basic	(0.98)	0.58	0.09
Diluted	(0.98)	0.56	0.08
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders
Basic	139,230,361	134,769,131	134,769,131
Diluted	139,230,361	140,231,084	140,231,084
Other comprehensive income (loss), net of tax

Foreign currency translation adjustment	(16,286,855)	(6,020,579)	(876,664)

Total comprehensive (loss) income	(152,448,705)	72,744,498	10,592,419

Total comprehensive (loss) income attributable to Cango Inc.’s shareholders	(152,448,705)	72,744,498	10,592,419

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended March 31
	2022	2023
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net (loss) income	(136,161,850)	78,765,077	11,469,083

Add: Share-based compensation expenses	22,854,290	14,059,098	2,047,163
Cost of revenue	895,440	747,416	108,832
Sales and marketing	4,519,816	2,793,396	406,750
General and administrative	16,339,012	9,907,268	1,442,610
Research and development	1,100,022	611,018	88,971

Non-GAAP adjusted net (loss) income	(113,307,560)	92,824,175	13,516,246

Net (loss) income attributable to Cango Inc.’s shareholders	(113,307,560)	92,824,175	13,516,246

Non-GAAP adjusted net (loss) income per ADS-basic	(0.81)	0.69	0.10
Non-GAAP adjusted net (loss) income per ADS-diluted	(0.81)	0.66	0.10

Weighted average ADS outstanding—basic	139,230,361	134,769,131	134,769,131
Weighted average ADS outstanding—diluted	139,230,361	140,231,084	140,231,084